

ALLIANCE COAL, LLC

TO: Kim Calder

FROM: Dale Wilkerson

COMPANY:

DATE:

FAX NUMBER:

TOTAL NO. OF PAGES INCLUDING COVER:

PHONE NUMBER:

SENDER'S REFERENCE NUMBER:

RE:

YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

1717 S. BOULDER * P.O. BOX 22027 * TULSA, OK 74121-2027 * (918)295-7600 * FAX(918)295-7357

CF1-00026554



ALLIANCE RESOURCE PARTNERS. L.P.

VIA Facsimile

March 14, 2006

Kimberly Calder
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE: Alliance Resource Partners, L.P. (the "Partnership")
        Form 10-K, Filed March 15, 2005
        The Partnership's Draft Letter dated March 9, 2006
        File No. 0-26823

Dear Ms. Calder:

As discussed during a phone conversation with Dale Wilkerson on March 13, 2005, this letter sets forth the following understandings:

- The accounting staff (the "Staff") of the Securities and Exchange Commission will not object to the Partnership's segment disclosure as proposed to the Staff in the draft letter submitted by the Partnership on March 9, 2006, to be included in its Annual Report on Form 10-K for the year ended December 31, 2005 ("Year 2005 Form 10-K).

- The Partnership will submit the draft letter (dated March 9, 2006) in a formal submittal via EDGAR on March 15, 2006.

- The Staff will not object to the Partnership not amending its Annual Report on Form 10-K for the year ended December 31, 2004, filed March 15, 2005.

If any of the above stated understandings are incorrect, please advise me in writing by noon on Wednesday, March 15, 2006. We plan to file our Year 2005 Form 10-K on Thursday, March 16, 2006.

Please feel free to call me at 918.295.7673 if you have any questions.

Sincerely,

Brian L. Cantrell
Senior Vice President and
Chief Financial Officer

2592238_2.DOC